UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant's name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

License Agreement with Gilead

On December 18, 2023, Compugen Ltd. (“Compugen”) entered into a License Agreement (the “License Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which Compugen granted Gilead an exclusive license under Compugen’s pre-clinical antibody program against IL-18 binding protein and all intellectual property rights subsisting therein, to use, research, develop, manufacture and commercialize products, including Compugen’s COM503 product candidate (“COM503”), and additional products that may be so developed by Gilead (together with COM503, the “Licensed Products”).

Pursuant to the License Agreement, Gilead is obligated to pay Compugen a $60 million upfront license payment. Compugen is eligible to receive from Gilead $30 million in the form of a milestone payment for clearance of the Investigational New Drug application for COM503. Compugen is also eligible to receive up to approximately $758 million in additional milestone payments upon the achievement of certain development, regulatory and commercial milestones. Compugen is further eligible to receive single-digit to low double-digit tiered royalties on worldwide net sales of Licensed Products. Compugen is required to make certain upstream payments to certain service providers with respect to the Licensed Products.

Compugen will be responsible for conducting a Phase 1 clinical trial for COM503, subject to certain exceptions when Gilead may assume such role. Upon completion of the Phase 1 clinical trial for COM503, Compugen will initiate the transfer of development activities related to COM503 to Gilead, following which, Gilead will have sole responsibility to develop and commercialize COM503, and any additional Licensed Products.

During the term of the License Agreement, Compugen is prohibited from researching, developing, making and commercializing any compounds, molecules, products or treatment methods that are directed to IL-18 or any companion diagnostics for an IL-18 product.

Unless terminated early by a party pursuant to its terms, the License Agreement will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the last royalty term in such country.

Gilead will withhold at source all taxes required by law from all payments payable to Compugen under the License Agreement.

The License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property.

The foregoing description of the terms of the License Agreement is not complete and is qualified in its entirety by reference to the full text of the License Agreement, a copy of which Compugen intends to file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

In addition, on December 19, 2023, Compugen issued a press release announcing the transaction (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K, and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1933.

AstraZeneca Milestone

Rilvegostomig, AstraZeneca’s PD-1/TIGIT bi-specific antibody where the TIGIT component is derived from Compugen’s COM902, recently advanced into Phase 3 (ARTEMIDE-Bil01 trial) as adjuvant therapy for biliary tract cancer after resection in combination with chemotherapy. On December 19, 2023, Compugen issued a press release announcing that it is entitled to receive a milestone payment of $10 million from AstraZeneca upon dosing of the first patient in this trial. A copy of this press release is furnished as Exhibit 99.2 to this Report on Form 6-K. With the exception of the quotes attributable to Anat Cohen-Dayag, Ph.D., information contained in this press release is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

The information included in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit
Number	Description of Exhibit

99.1	Gilead and Compugen Announce Exclusive License Agreement for Novel Pre-Clinical Immunotherapy Program
99.2	Compugen will be Eligible to Receive $10 Million Milestone Payment upon Dosing of First Patient in AstraZeneca Phase 3 Rilvegostomig Trial in Biliary Tract Cancer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: December 19, 2023	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel